Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES THIRD QUARTER 2009
 SAN JOSÉ MINE PRODUCTION

TORONTO, ONTARIO – October 7, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce the San José mine production results for the third quarter of 2009.  During the third quarter, the San José mine produced 1,402,000 ounces of silver and 22,470 ounces of gold, of which 49% is attributable to Minera Andes.

Compared to the second quarter of 2009, the 2009 third quarter silver production was 11% higher and gold production was 24% higher.  The increase in silver and gold production was the result of a higher mill feed tonnage and head grades for both silver and gold and higher processing recovery rates.  Mill throughput in the third quarter of 2009 was 3% higher than the level of the previous quarter.  Compared to the third quarter of 2008, the third quarter 2009 silver production increased 42% and gold increased 82% due to the increased production rate associated with the expansion program completed in the fourth quarter of 2008.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS) *
Production	Q3 2009	Q2 2009	Q3 2008
Ore production (tonnes)	122,342	119,184	67,589
Average head grade silver (g/t)	407	400	547
Average head grade gold (g/t)	6.65	5.65	6.78
Silver produced (ounces)	1,402,000	1,265,000	990,000
Gold produced (ounces)	22,470	18,080	12,340
Net silver sold (ounces)	1,783,000	1,709,000	846,000
Net gold sold (ounces)	28,140	21,930	9,760
*49% of the San José mine production is attributable to Minera Andes Inc.

Third quarter production cost information will be provided when available in a subsequent press release.

Sales of silver and gold were respectively, 4% and 28% higher in third quarter of 2009 compared to the second quarter as a result of the higher production and a products inventory decrease.  In comparison to the same quarter last year, sales of silver and gold in third quarter of 2009 were respectively, 110% and 188% higher because of the increased production and a products inventory reduction.

Product inventories were reduced substantially by the end of the third quarter compared to the end of the second quarter of 2009, as shown on the table below.

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SAN JOSÉ MINE PRODUCT INVENTORY COMPARISON (100% BASIS)*
	Q3 2009	Q2 2009
Concentrate (tonnes)	347	992
Doré (kg)	2,481	3,935
Precipitate (kg)	3,865	3,994
Total contained Ag in all products (oz)	199,500	424,400
Total contained Au in all products (oz)	3,480	6,960
*49% of the San José mine inventories is attributable to Minera Andes Inc.

The third quarter marks the first complete quarter of full production from the mine now that underground production has commenced in the Kospi vein.  At the present time, nearly all of the production is being derived directly from underground mining, and the operation is no longer relying on low-grade surface stockpile material to provide mill feed.

Operations at San José have returned to normal after a series of labor stoppages.  A total of five days of operation were lost during the third quarter due to these stoppages.  Hochschild Mining PLC, which is the operator at San José, continues to work closely with employees and unions to ensure good relations at the operation.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds three significant assets:
1. 49% interest in Minera Santa Cruz SA, the company that operates the San Jose Mine, one of the world's largest primary silver mines;
2. 100% earned-in interest in the Los Azules copper project;
3. A portfolio of exploration properties near and around its existing assets. Drilling on three of these properties will begin in November.

The Corporation presently has 262,298,851 shares issued and outstanding.

For further information, please contact: Helen Bilhete or visit our Web site: www.minandes.com.

Helen Bilhete Director, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information
Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to the Corporation all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or

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accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements:
This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include but may not be limited to references to ongoing labour relations cooperation and expected production.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

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